UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    1)

Owl Rock Core Income Corp.

(Name of Issuer)

Class I Common Stock, par value $0.01 per share

(Title of Class of Securities)

69120V 309

(CUSIP Number)

Owl Rock Feeder FIC ORCIC Equity LLC

Attention: Alan Kirshenbaum

399 Park Avenue, 38th Floor

New York, NY 10022

(212) 419-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69120V 309

1	NAME OF REPORTING PERSONS OWL ROCK FEEDER FIC ORCIC EQUITY LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 84-3566767
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 69120V 309

1	NAME OF REPORTING PERSONS Owl Rock Feeder FIC LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 84-3297892
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 69120V 309

1	NAME OF REPORTING PERSONS Douglas Ostrover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 69120V 309

1	NAME OF REPORTING PERSONS Craig Packer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 69120V 309

1	NAME OF REPORTING PERSONS Marc Lipschultz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 69120V 309

1	NAME OF REPORTING PERSONS Alan Kirshenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) is being filed to update information in the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2021 (the “Schedule 13D”), filed to report the beneficial ownership of shares of Class I common stock, par value $0.01 per share (“Common Stock”), of Owl Rock Core Income Corp. (the “Issuer”) by each of the reporting persons named in such Schedule 13D (each, individually a “Reporting Person” and collectively, the “Reporting Persons”). Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

As a result of issuances by the Issuer of additional shares of Common Stock, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. Therefore, the filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons. Except as specifically set forth herein, the Schedule 13D, as so amended, remains unmodified.

Item 2.	Identity and Background

Item 2(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(c), (f) This Amendment No. 1 is being filed by Owl Rock Feeder FIC ORCIC Equity LLC (“Feeder FIC”), a Delaware limited liability company, Owl Rock Feeder FIC LLC (“Feeder FIC Parent”) a Delaware limited liability company, Douglas Ostrover, Craig Packer, Alan Kirshenbaum and Marc Lipschultz (Feeder FIC, Feeder FIC Parent, Mr. Ostrover, Mr. Packer, Mr. Kirshenbaum and Mr. Lipschultz are referred to collectively herein as the “Reporting Persons”). The Reporting Persons are filing this Amendment No. 1 jointly pursuant to the agreement among the Reporting Persons to file jointly which was attached to the Schedule 13D as Exhibit 99.1 and is incorporated herein by reference (the “Joint Filing Agreement”).

Feeder FIC is the record owner of 2,595,896 of the shares of Common Stock covered by this statement and its principal business is to hold shares of Common Stock for investment purposes. Feeder FIC Parent is the sole member of Feeder FIC and has the power to vote (or direct the vote) of shares held by Feeder FIC. Feeder FIC’s principal business is to hold assets for investment purposes. Pursuant to Feeder FIC’s limited liability company agreement, for so long as Feeder FIC is operated to comply with Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended, Feeder FIC Parent will be obligated to either (a) seek instructions from the Feeder FIC’s members with regard to the voting of all proxies with respect to securities held by Feeder FIC and to vote such proxies only in accordance with such instructions, or (b) vote the securities held by Feeder FIC in the same proportion as the vote of all other holders of the securities (excluding the votes of any Feeder FIC members, if applicable)

Owl Rock Capital Advisors LLC (the “Adviser”), the Issuer’s investment adviser, is the record owner of 100 of the shares of Common Stock covered by this statement. The Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and its principal business is to act as an investment adviser for the Issuer and other funds.

Mr. Ostrover serves as Chief Executive Officer of Feeder FIC Parent, the Chief Executive Officer and Co-Chief Investment Officer of the Adviser, and may be deemed to beneficially own the securities beneficially owned by those entities. Mr. Ostrover was a co- Founder of Owl Rock Capital Partners LP and serves as Chief Executive Officer and Co-Chief Investment Officer of Owl Rock Technology Advisors LLC, Owl Rock Technology Advisors II LLC, Owl Rock Diversified Advisors LLC and Owl Rock Private Fund Advisors LLC (together, the “Other Owl Rock Advisers”). Mr. Ostrover is also a Co-Founder and Chief Executive Officer of Blue Owl, a member of Blue Owl’s Executive Committee, and a member of Blue Owl’s board of directors. Mr. Ostrover is a citizen of the United States.

Mr. Packer serves as Chief Investment Officer of Feeder FIC Parent, Co-Chief Investment Officer of the Adviser. Mr. Packer does not beneficially own the securities owned by Feeder FIC Parent and the Adviser. Mr. Packer is President and Chief Executive Officer of each of Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III, Owl Rock Technology Finance Corp., Owl Rock Technology Income Corp. and Owl Rock Technology Finance Corp. II (collectively, the “Owl Rock BDCs”), a member of the board of directors of each of the Owl Rock BDCs, was a co-Founder of Owl Rock Capital Partners LP and Co-Chief Investment Officer of the Other Owl Rock Advisers. Mr. Packer is also a Co-Founder and Senior Managing Director of Blue Owl, a member of Blue Owl’s Executive Committee and a member of Blue Owl’s board of directors. Mr. Packer is a citizen of the United States.

Mr. Lipschultz serves as President of Feeder FIC Parent, Co-Chief Investment Officer of the Adviser, and may be deemed to beneficially own the securities beneficially owned by those entities. Mr. Lipschultz was a co-founder and the President of Owl Rock Capital Partners LP and Co-Chief Investment Officer of the Other Owl Rock Advisers. Mr. Lipschultz is also a Co-Founder and Co-President of Blue Owl, a member of Blue Owl’s Executive Committee and a member of Blue Owl’s board of directors. Mr. Lipschultz is a citizen of the United States.

Mr. Kirshenbaum serves as Chief Operating Officer and Chief Financial Officer of Feeder FIC Parent, the Chief Operating Officer and Chief Financial Officer of the Adviser. Mr. Kirshenbaum does not beneficially own the securities owned by Feeder FIC Parent and the Adviser. Mr. Kirshenbaum is Executive Vice President of the Owl Rock BDCs, the Chief Financial Officer of Blue Owl, the Chief Operating Officer and Chief Financial Officer of the Owl Rock Advisers and serves on the board of directors of Owl Rock Technology Income Corp. and Owl Rock Technology Finance Corp. II. Mr. Kirshenbaum is a citizen of the United States.

The business address of each of the Reporting Persons is 399 Park Avenue, 38th Floor, New York, New York 10022.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Feeder FIC to the extent it directly holds the Common Stock reported on this Schedule 13D) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(b) The number of shares as to which each Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or to direct the disposition is state in Items 7, 8, 9 and 10 on the cover page(s) hereto.

(c) The Reporting Persons have not effected any transaction in Common Stock of the Issuer during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer’s Common Stock reported herein.

(e) As of October 1, 2021, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7.	Materials to be Filed as Exhibits

Exhibit 24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed on March 31, 2021)

Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 31, 2021)

Exhibit 99.2	Subscription Agreement between Owl Rock Core Income Corp. and Owl Rock Feeder FIC ORCIC Equity LLC (Incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on March 31, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2022

Owl Rock Feeder FIC ORCIC Equity LLC

By: Owl Rock Feeder FIC LLC
Its: Sole Member

By:	/s/ Neena Reddy on behalf of Alan Kirshenbaum(1)
Name: Alan Kirshenbaum
Title: Chief Financial Officer and Chief Operating Officer

Owl Rock Feeder FIC LLC

By:	/s/ Neena Reddy on behalf of Alan Kirshenbaum(1)
Name: Alan Kirshenbaum
Title: Chief Financial Officer and Chief Operating Officer

/s/ Neena Reddy on behalf of Douglas Ostrover(1)
Douglas Ostrover

/s/ Neena Reddy on behalf of Craig Packer(1)
Craig Packer

/s/ Neena Reddy on behalf of Marc Lipschultz(1)
Marc Lipschultz

/s/ Neena Reddy on behalf of Alan Kirshenbaum(1)
Alan Kirshenbaum

(1)	Neena Reddy is signing pursuant to a power of attorney dated March 22, 2021 which was previously filed as an exhibit to the Schedule 13D on March 31, 2021.